EXHIBIT A

                   GIVEN IMAGING ANNOUNCES FOURTH QUARTER AND
                              YEAR END 2002 RESULTS

              -Growth reflects significant progress on all fronts-


Yoqneam, Israel, February 12, 2003 - Given Imaging Ltd. (NASDAQ:GIVN), today announced fourth quarter and year end results for the period ended December 31, 2002. The Company reported that worldwide sales of its Given(R) Diagnostic Imaging System and M2A video capsule grew to $28.9 million for the twelve months ended December 31, 2002. Revenues for the fourth quarter were $9.0 million, up 20% from the third quarter, and 157% above the fourth quarter of 2001.

"2002 was a year of profound achievement for Given Imaging as we accomplished all of our major milestones: financial reimbursement, production and medical community acceptance. We also invested significant resources in expanding our international sales and marketing organization and global distribution network, which covers now 50 countries" said Gavriel D. Meron, President and CEO of Given Imaging. "Most importantly, the medical community now recognizes our Given Diagnostic System as an essential diagnostic tool for detecting and diagnosing a growing number of small bowel disorders. As we enter 2003, all of the pieces are in place to build broader proliferation of our technology and value for shareholders. Our financial position is strong and we believe that we will reach breakeven in the second half of this year."

On a geographic basis, sales of the Given System in the United States accounted for more than half of total annual revenues. A geographical breakdown of annual sales is as follows:

(millions of U.S. dollars)
-------------------------

United States     $15.7
Europe            $ 8.3
Rest of the World $ 4.9


Fourth Quarter and Full Year 2002 Financials

Revenues totaled $9.0 million during the fourth quarter, up from $7.5 in the third quarter, and $3.5 in the fourth quarter of 2001. Gross profit was 66% of revenues, up from 58.7% in the third quarter, and 50.6% in the fourth quarter of

2001. Net loss for the fourth quarter was $3.7 million, or $0.15 per share, down from a net loss of $4.0 million in the third quarter of 2002, or $0.16 per share, and $6.5 million in the fourth quarter of 2001, or $0.26.

For the year ended December 31, 2002, revenues were $28.9 million and gross profit was 59% of revenues. Net loss for the full year 2002 was $18.3 million or $0.73 per share, compared to a net loss of $18.7 million in 2001 or $1.60 per share ($0.74 per share on an adjusted, post-initial public offering basis of 25,104,913 shares).

By year-end 2002, cumulative deliveries of the Given Diagnostic System reached more than 1,000, with more than 460 systems installed in the United States.

In light of the concerns regarding any impact of an armed conflict in Iraq, Given Imaging reiterates its contingency supply arrangements, consisting of a back-up manufacturing facility and strategic inventories of finished goods and materials outside of Israel.


Fourth Quarter Highlights

During the fourth quarter, Given Imaging accomplished the following milestones:

     - Sold approximately 8,200 M2A capsules, of which more than 5,800 represent reorders. Cumulatively, approximately 30,000 M2A capsules have been sold to date.
     - Received an Ambulatory Payment Classification (APC) from CMS (Centers for Medicare & Medicaid) for capsule endoscopy for U.S. Medicare patients in an outpatient hospital setting. CMS also assigned a temporary G code for physicians to use when reporting capsule endoscopy to Medicare.
     - Saw further medical community acceptance as evidenced by the number of abstracts and sessions devoted to capsule endoscopy at the United European Gastroenterology Week (UEGW) in Geneva, Switzerland, the American College of Gastroenterologists (ACG) Annual Meeting in Seattle, Washington, and the Australian Gastro Week (AGW) this month. Data on nearly 1,700 patients was presented showing superiority of capsule endoscopy over conventional methods in diagnosing small bowel diseases including cancer, Crohn's disease, gastro-intestinal bleeding, inflammatory bowel disease and celiac.
     - Continued the roll-out of the ASGE sponsored CME courses on capsule endoscopy throughout the United States.
     - Received reimbursement coverage by The Regence Group of Oregon, Washington, Utah and Idaho; Blue Cross of California; Blue Cross & Blue Shield of Rhode Island Medicare and HGSAdministrators which is Highmark of Pennsylvania's government business unit for capsule endoscopy.

     - Obtained reimbursement coverage beyond bleeding for patients who demonstrate symptoms of Crohn's disease or small bowel tumors that cannot be confirmed by other methods from HGSAdministrators.
     - Appointed, Nancy Sousa, an industry veteran as the new president for our U.S. operations.
     -    Grew  the U.S.  field  force  to 40  sales  professionals.
     - Signed a long-term development and supply agreement with Micron Technology to provide CMOS image sensors used in the M2A capsule.
     - Launched the Rapid 2 and Booster to support new features such as Multiview and reporting software that enhance the physician's efficiency in using the Given Diagnostic System.
     -    Received  regulatory  approval from the Russian  Federation
     - Received the "Photonics Circle of Excellence" award, recognizing the 25 most innovative New Products of the year 2002.

Guidance

Based on our positive fourth quarter and full year performance, the Company is now prepared to issue guidance for the first time.

The Company expects its revenues for 2003 to increase approximately 100% over 2002 revenues of $28.9 million.

Looking forward to the first quarter of 2003, the Company expects its revenues to increase approximately 100% over its first quarter 2002 revenues of $5.2 million.

The Company expects to reach breakeven and achieve sustainable profitability in the second half of 2003.

Fourth Quarter Webcast Information

Given Imaging will host a conference call tomorrow, Thursday, February 13, 2003, at 9:00 am Eastern Standard Time (4:00 pm Israel time) to discuss its 2002 results. The conference call will be webcast through the Company's website www.givenimaging.com.

About Given Imaging

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 50 countries worldwide. The M2A has been utilized to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.


This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                      # # #

                            (Financial tables follow)

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                       December 31,     December 31,
                                                           2001             2002
                                                       ------------     ------------
                                                         (Audited)        (Audited)

Assets


Cash and cash equivalents                                    $61,230           $35,792
Current assets                                                 7,729            20,267

                                                        ------------      ------------
Total current assets                                          68,959            56,059

Deposits and Assets held for severance benefits                  457               866

Fixed assets, net                                              5,104             9,967

Other assets, net                                              1,403             1,836

                                                        ------------      ------------
Total Assets                                                 $75,923           $68,728
                                                        ============      ============



Liabilities and shareholders' equity

Current liabilities                                            5,875            11,360
Deferred revenue                                                 193               727

                                                        ------------      ------------
Total current liabilities                                      6,068            12,087

Long-term liabilities                                            522               882

Minority interest                                                                2,182

Shareholders' equity                                          69,333            53,577

                                                        ------------      ------------
Total liabilities and shareholders' equity                   $75,923           $68,728
                                                        ============      ============


              Given Imaging Ltd. And Its Consolidated Subsidiaries
                      Consolidated Statements Of Operations
                    U.S.$ in thousands except per share data


                                                     Year ended December 31,          Three month period
                                                    ---------------------------        ended December 31,
                                                      2001            2002           2001           2002
                                                    ---------      ------------   -----------    -----------
                                                    (Audited)      (Audited)      (Unaudited)    (Unaudited)
Revenues                                                $4,733         $28,904         $3,477         $9,050

Cost of revenues                                        (2,476)        (11,907)        (1,717)        (3,052)
                                                  ------------     ------------      ---------    -----------
Gross profit                                             2,257          16,997          1,760          5,998

Research and development costs                          (6,112)         (8,609)        (2,080)        (2,039)
Marketing expenses                                     (12,902)        (22,681)        (5,337)        (6,570)
General and administrative expenses                     (2,664)         (4,749)        (1,065)        (1,465)
                                                  ------------     ------------      ---------    -----------
Operating loss                                         (19,421)        (19,042)        (6,722)        (4,076)

Financing income, net                                      764           1,469            258            358
Other expenses, net                                                       (711)                           (4)

Minority share in (profits) loss of subsidiary                             (26)                           27
                                                  ------------     ------------      ---------    -----------
Net loss                                             $ (18,657)      $ (18,310)       $(6,464)       $(3,695)
                                                  =============    ============      =========    ===========

Basic and diluted loss per
 Ordinary Share                                         $(1.60)         $(0.73)        $(0.26)        $(0.15)
                                                  =============    ============      =========    ===========


Weighted average number of Ordinary Shares
outstanding used in basic and diluted loss per
Ordinary Share calculation                          12,879,369      25,182,563     25,104,913     25,241,113
                                                  =============    ============    ===========    ===========



Additional per share information:
--------------------------------

Diluted loss per ordinary share on
an as adjusted basis post public
offering.                                               $(0.74)
                                                  =============

Ordinary shares outstanding post
public offering                                     25,104,913
                                                  =============


                                      # # #